Additional Information (unaudited)

Result of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Real Estate Income Fund Inc.
was held on April 11, 2005, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

1.	Election of Directors




Nominees
Common
Shares Voted
For Election
Common
Shares Withheld	Preferred
Shares
For Election
Preferred Shares Withheld

Paolo M. Cucchi	N/A	N/A	2,378	0
Robert A. Frankel	10,849,100	87,471	N/A	0

_______________
The following Directors, representing the balance of the Board of Directors, continue to serve as Directors: Dwight B. Crane, Paul Hardin, William R. Hutchinson and George Pavia.